SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

Four Times Square

New York, New York 10036

TEL: (212) 735-3000

FAX: (212) 735-2000

June 3, 2010

BY HAND AND BY EDGAR

Mr. Jay Ingram

Legal Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street N.E.

Washington, D.C. 20549

RE:	SeaCube Container Leasing Ltd.
Amendment No. 3 to Registration Statement on Form S-1
(File No. 333-165752)

Dear Mr. Ingram:

On behalf of SeaCube Container Leasing Ltd., a Bermuda exempted company (the “Company”), enclosed is a copy of Amendment No. 3 to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in the Registration Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of June 2, 2010 (the “Comment Letter”).  The Registration Statement also includes other changes that are intended to update, clarify and render more complete, the information contained therein.

Set forth below in this letter are the Company’s responses to the Comments raised in the Comment Letter.  For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter.  Capitalized terms used and not defined have the meanings given in the Registration Statement.  All references to page numbers and captions correspond to the page numbers and captions in the preliminary prospectus included in the Registration Statement.

General

1.             We note your response to comment three of our letter dated May 14, 2010 and we reissue the comment.  Notwithstanding the fact that you believe the issuance of the common shares in April 2010 was exempt from registration under Section 4(2) of the Securities Act, in order to register the resale of a portion of those shares to the underwriters to cover the potential over-allotment, the private placement must be “complete” before the registration statement is filed.  To the extent that any of the shares fulfilling the over-allotment are comprised of securities issued to the selling stockholder subsequent to the filing of the initial registration statement on March 29, 2010, then it appears that the recapitalization issuance is not “complete” for purposes of establishing the availability of Rule 152 to separate the recapitalization issuance and resale as separate transactions.  Please advise, citing to applicable Division guidance and, as necessary, the provisions of the pertinent contractual arrangement, if any, that binds the parties.

In addition to the Company’s response to the Staff’s Comment number 3 dated May 19, 2010, for the reasons set forth below, the Company respectfully advises the Staff that the issuance of the additional 15,000,000 common shares to the Initial Shareholder in April 2010 should not be deemed to involve the offer or sale of a security within the meaning of Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

Bermuda law does not permit stock splits in the manner that is permitted in Delaware, New York and other US jurisdictions.  Because Bermuda law would have made a stock split impractical, in order to effectuate the same result as a stock split, the Initial Stockholder, which at the time owned 100% of the equity in the Company, caused the Company to allot it an additional 15,000,000 common shares in April 2010.  The additional allotment was not intended to raise any capital for the Company and was conducted solely to effect the appropriate capitalization of the Company in connection with the initial public offering.  In other words, the additional allotment was merely a corporate act designed to achieve a 16:1 split of the common shares of the Company that could have been achieved in a U.S. jurisdiction.  Because there would not have been sufficient common shares to consummate the IPO as contemplated when the Registration Statement was filed on March 29, 2010, the Company and Initial Shareholder always intended prior to the initial filing of the Registration Statement to have the Company effect a stock split or allot additional shares to the Initial Stockholder to effect the appropriate capitalization of the Company.

Section 2(a)(3) of the Securities Act provides the terms “offer” and “sale” include, in pertinent part, the disposition of a security “for value.”  The additional allotment, under the circumstances, is not a disposition for value, as the Initial Stockholder paid no consideration beyond the par value required to effect the action under Bermuda law, not the value of the stock which was in excess of $255 million.  Rather, the additional allotment should be treated as a stock split, which is deemed not to be an offer or an event of sale under the Securities Act.  Because the additional allotment of the 15,000,000 common shares to the Initial Stockholder was not an offer or event of sale under the Securities Act, it did not require registration or an exemption from such registration.  Accordingly, we are respectfully of the view that the availability of the safe harbor under Rule 152 is not relevant to the resale of common shares by the Initial Stockholder because there was no prior (or, in this case, concurrent) private offering pursuant to Section 4(2) in respect of the additional allotment of the 15,000,000 common shares. We, therefore, respectfully request that the allotment of shares to the Initial Stockholder be eligible to be used to fulfill the over-allotment portion, if any, although the Initial Stockholder has no present intention of using those shares for the over-allotment.

Formation and Corporate History, page 5

2.             We note your response to comment six of our letter dated May 14, 2010.  Please further advise why it was necessary to create SeaCube Container Holdings Ltd. and SeaCube Container Investment LLC in order to finalize the separation of your container leasing business from other businesses of Seacastle and to establish the appropriate organizational structure.

In response to the Staff’s comment, the Company has revised pages 5, F-7 and F-45 of the Registration Statement accordingly.

Summary Historical Consolidated Financial Data, page 10

3.             We note your response to comment seven of our letter dated May 14, 2010.  Your disclosures indicate that Adjusted EBITDA is the basis for calculating selected financial ratios as required in the debt covenants of several of your credit facilities.  In comment 47 of our letter dated April 23, 2010, we requested that you disclose the specific terms of any material debt covenants with any required ratios.  We also requested that you disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants and consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts.  The disclosures you provided on pages F-22 and F-23 do not refer to any covenants which are calculated based on Adjusted EBITDA.  Please expand your disclosures as necessary.

In response to the Staff’s comment, the Company has revised pages 13, 68, 70, 119, 127, F-39 and F-58 accordingly.  The Company respectfully advises the Staff that the Company’s credit facilities do not currently contain debt covenants that use Adjusted EBITDA as the basis for calculating compliance with specified financial ratios.  Rather, contemporaneous with the consummation of the Company’s initial public offering, the Company will amend and restate the Container Revolving Credit Facility to include a debt covenant that uses Adjusted EBITDA as the basis for calculating covenant compliance. If the Container Revolving Credit Facility is amended to include a consolidated leverage ratio test, the CLI Funding IV management agreement, which was entered into on May 18, 2010 and is described on page 127 of the Registration Statement, provides that the same debt covenant will automatically and immediately apply to the Company.

The Company has expanded its disclosures on pages 13, 68, 70, 119, 127, F-39 and F-58 to clarify this point. Moreover, in the future, the Company will disclose the specific computations used to determine the actual ratios as of each reporting date for these Adjusted EBITDA-based covenants as well as any other material debt covenants for which it is reasonably likely that the Company will not be able to meet.  In addition, once the Container Revolving Credit Facility is amended to include this additional debt covenant, and such covenant automatically and immediately applies to the Company under the CLI Funding IV management agreement, the Company will describe the terms of such covenants in the “Borrowings” footnote to its future consolidated financial statements.

4.             You use Adjusted EBITDA as both a performance and liquidity measure.  Please provide two separate reconciliations rather than one combined reconciliation to more clearly show how Adjusted EBITDA is determined based on the most directly comparable U.S. GAAP amounts.  The first should reconcile Adjusted EBITDA to cash flows from operating activities and the second should reconcile Adjusted EBITDA to net income (loss).

In response to the Staff’s comment, the Company has revised pages 14 and 15 of the Registration Statement accordingly.

Principal and Selling Shareholders, page 114

5.             We note your response to comment 12 of our letter dated May 14, 2010 and we reissue the comment.  Question 140.02 of the Regulation S-K Compliance and Disclosure Interpretations does not contemplate omission of the natural person that has sole or shared voting and investment control over the securities registered for resale.  Provide us with a more detailed explanation that supports your view that disclosure is not required under the circumstances.

In response to the Staff’s comment, the Company has revised page 118 of the Registration Statement accordingly.

Financial Statements

Consolidated Statements of Changes in Shareholders’ Equity, page F-5

6.             Please help us understand how you retroactively restated the shareholders’ equity accounts as a result of the Structure Formation.  Specifically, please help us understand how you determined that the entire residual amount of member’s equity, as previously reported in the financial statements of Container Leasing International, LLC in the Form S-1/A#1, less the par value of common shares issued should be reflected in retained earnings.  Please tell us what consideration you gave as to whether a portion of this residual amount should be reflected in a paid-in capital account.

The Company respectfully advises the Staff that it has considered the composition of the residual amount of member’s equity, as previously reported in the financial statements of Container Leasing International, LLC, less the par value of common shares issued and determined that a portion of this residual amount relates to prior contributions from shareholders.  As such, the Company has reclassified a portion of this residual amount, and subsequent contributions from shareholders, from retained earnings to additional paid in capital.  In response to the Staff’s comment, the Company has revised pages 42, F-3, F-5, F-41, and F-43 of the Registration Statement accordingly.

Note 1.  Description of Business and Basis of Presentation, page F-7

2009 Sale, page F-9

7.             We note your response to comment 18 of our letter dated May 14, 2010.  You determined that the sale of containers and the management fees generated from the Administrative Services Agreement are separate units of accounting.  Please provide us with a summary of the analysis you performed to determine that the allocation of the total consideration to both revenue streams was reasonable.  Please specifically address how you determined that you have objective and reliable evidence of fair value for both streams, the evidence that you used, and how this evidence led you to determine that the allocation was reasonable.  Refer to ASC 605-25-30-2 and ASC 605-25-30-7 through 9.

In response to the Staff’s comment, the Company respectfully provides the following accounting discussion in accordance with ASC 605-25-30 Multiple-element arrangements.  Management has considered the requirements and guidelines of ASC 605-25-30-2, and ASC 605-25-30-7 through 9 when considering the allocation of the total consideration to the sale of containers and the Administrative Services Agreement. Furthermore, the Company believes that the separation of container sales and management services under ASC 605-25-30 are comparable to industry practices.

Fair Value

ASC 605-25-30-7 through 9 provide guidelines for indications of fair value.  In accordance with ASC 605-25-30-7, the Company recognizes that contractually stated prices for individual products or services in an arrangement with multiple deliverables shall not be presumed to be representative of fair value.

ASC 605-25-30-8 states that the best evidence of fair value consists of entity-specific or vendor-specific objective evidence (“VSOE”). VSOE is comprised of:

a)              the price charged by the vendor when selling the same product separately

b)             for a deliverable not yet being sold separately, the price established by management having the relevant authority.

ASC 605-25-30-9 further outlines that if VSOE does not exist, third-party evidence of fair value (for example, prices of the vendor’s or any competitor’s largely interchangeable products or services in sales to similarly situated customers) is acceptable.

Management services

Management believes that the fees included in the Administrative Services Agreement are representative of fair value based on existing third-party evidence (ASC 605-25-30-9).   There are a number of companies that provide container management services in the container leasing industry, including, but not limited to, Textainer Group Holdings (“Textainer”), CAI International (“CAI”) and the Cronos Group (“Cronos”).  All of these companies manage a substantial number of containers on behalf of third-parties, and some have provided public information on their respective management fee structures in publicly filed financial and related information.  In addition, the Company has several other management agreements that it currently administers. The Company assumed these agreements in previous acquisitions of other container businesses and, therefore, considers them to be third-party agreements as well.

In the industry, container management agreements generally have similar terms and provide for the manager to perform certain administrative services such as billing and collections for existing leases, marketing unleased units to customers for new leases as well as selling older containers at the end of their useful life.  Typically, the fees applied are based on net operating income, or NOI, which is commonly defined as gross revenue less direct operating expenses.  In the case of leasing shipping containers, the gross revenue would principally include lease payments, and the operating costs would include storage, maintenance, depot and other costs.  Managers usually apply different fee rates depending on the type of lease to which the units are subject.  In other words, for units subject to long-term leases, the agreement would stipulate one fee rate, and for units subject to short-term, or master leases, the agreement would stipulate another fee rate.  Similarly, the fee rates for direct finance leases differ as well. Finally, there are fees assessed on the sale of containers. Generally, the fees associated with the leasing NOI (long-term, short-term and direct finance leases) constitute the vast majority of the overall fees generated by the management agreements.

Management considered the level of the management fees in the Administrative Services Agreement in relation to these other third-party management fee arrangements in the industry. The table below shows a summary of the various fee structures that the Company considered in the industry at the time of the anticipated sale.  The percentages listed are management fee percentages as applied to NOI depending on the type of lease.  On the sale fee, the percentages included are applied against the net sales proceeds of the containers at the end of their lives.

Summary of Relevant Management Fee Structures

Third-Party
Comparable Deals

Management Fee

Long-Term Lease (fee as a % of NOI)	4%-8%

Short Term Lease (fee as a % of NOI)	8%-13%

Direct Finance Lease (fee as a % of NOI)	2%

Sale Fee (fee as a percent of net proceeds)	2%-10%

Management believes that these other management agreements are comparable to the Administrative Services Agreement because they are long-term agreements, they relate to the ongoing management of shipping containers on behalf of third-party owners (who are similarly situated to the third-party owners in the 2009 Sale in that they are investment funds that lack the capacity to manage the containers themselves), and include similar duties and requirements that the manager needs to fulfill in connection with the fees paid.  Moreover, since these management agreements are designed to be transferable to other managers in certain circumstances, they tend to be similar in terms of the services provided by and the obligations of the manager.  Based on the information described above, management considers these data points to be both objective and reliable.

The 2009 Administrative Services Agreement requires the Company to perform the following services:

•                 Manage containers and gensets that are under long-term operating leases.  The contracted management fees in the Administrative Services Agreement are within the range noted in the table above for long-term operating leases.  Management therefore concluded that these management fees represented fair value.

•                 Manage containers and gensets that are under short-term operating leases.  The contracted management fees in the Administrative Services Agreement are within the range noted in the table above for short-term operating leases.  Management therefore concluded that these management fees represented fair value.

•                 Manage containers and gensets that are under direct finance leases.  The contracted management fees in the Administrative Services Agreement are consistent with the rates in the table above for direct finance leases.  Management therefore concluded that these management fees represented fair value.

•                 Marketing and selling older containers at the end of their useful life.  The contracted fees in the Administrative Services Agreement are consistent with the rates in the table above for container sales activity.  As noted above, the fees generated from the sale of containers tend to be less material than the fees generated from the lease income.  Management therefore concluded that these management fees represented fair value.

Based on the third-party evidence reviewed as detailed above, management concluded that the management fees represented fair value  under ASC 605-25-30-9.

Sale of containers

Management believes that objective and reliable evidence of fair value as outlined in ASC 605-25-30-2 does not exist for the sale of containers (the delivered item) due to the uniqueness of the transaction. However, ASC 605-25-30-2 outlines that in cases where the fair value for the undelivered item (management services) is determinable, but no such evidence exists for the delivered item (sale of containers), the residual method should be used to allocate the arrangement consideration.

Under the residual method as outlined in ASC 605-25-30-3, the amount of consideration allocated to the delivered item (in this case, the containers and gensets) equals the total arrangement consideration less the aggregate fair value of the undelivered item (in this case, the management services agreement). In other words, the Company knows the total consideration and the fair value of management services; the residual value or difference has to be allocated to the sale of containers. As such, the amount of consideration  allocated to the management services agreement was based on fair value, and the residual amount was allocated to the sale of containers.

Based on the described analysis, the Company concluded that there is objective and reliable evidence of fair value for the management services based on market comparisons. In accordance with the residual method outlined in ASC 605-25-30-3, the total consideration less the aggregate fair value of the management services was allocated to the sale of containers. The combination of the objective and reliable evidence and the application of the residual method led management to determine that the allocation was reasonable.

Note 14.  Related Party Transactions

Shareholder Note, page F-36

8.             We note your response to comment 20 of our letter dated May 14, 2010.  In a similar manner to your response, please disclose how you determined it was appropriate to record the loan made to your initial shareholder as an asset on your balance sheet based on the guidance provided in SAB Topic 4:G.

In response to the Staff’s comment, the Company has revised pages F-36 and F-55 of the Registration Statement accordingly.

* * * * *

The Company respectfully advises the Staff that it expects to include a price range, number of shares and all other information except information it may exclude in reliance upon Rule 430A in the next amendment to the Registration Statement. The Company hopes to be in a position to commence its roadshow, depending on market conditions, by Wednesday, June 9, 2010. The Company would file Amendment No. 4 to the Registration Statement prior to commencing its roadshow.

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,

/s/ Joseph A. Coco

Joseph A. Coco

cc:                                Lisa D. Leach, Esq.

Vice President and General Counsel

SeaCube Container Leasing Ltd.

1 Maynard Drive

Park Ridge, New Jersey 07656

David B. Harms, Esq.

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004-2498